FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on October 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 31, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 30th, 2007
URL: http://www.komatsu.com/

Consolidated Interim Business Results

for the Fiscal Year Ending March 31, 2008 (U.S. GAAP)

1. Results for the First Half of the Fiscal Year Ending March 31, 2008

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Results

Millions of yen & US dollars

except per share amounts

	First half ended September 30, 2007 (A)			First half ended September 30, 2006 (B)	Changes Increase (A)-(B)		FY ended March 31, 2007
	Yen	Dollar		Yen	Yen	%	Yen
Net sales	1,080,042	9,392		888,491	191,551	21.6	1,893,343
Operating income	162,972	1,417		112,546	50,426	44.8	244,741
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	158,584	1,379		108,078	50,506	46.7	236,491

Net income	103,800	903		67,208	36,592	54.4	164,638

Net income per share (Yen & US cents)
Basic	¥104.36	90.7	¢	¥67.65	¥36.71		¥165.70
Diluted	¥104.21	90.6	¢	¥67.51	¥36.70		¥165.40

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the first half ended September 30, 2007 at the rate of ¥115 to $1, the approximate rate of exchange at September 30, 2007.

	2)	Equity in earnings of affiliated companies:
		First half period ended September 30, 2007: 3,310 millions of yen
		First half period ended September 30, 2006: 1,307 millions of yen
		The entire fiscal year ended March 31, 2007: 3,098 millions of yen

	3)	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Consolidated Financial Position

Millions of yen except

per share amounts

	As of September 30, 2007	As of September 30, 2006	As of March 31, 2007
Total assets	1,927,026	1,762,030	1,843,982
Shareholders’ equity	872,655	683,198	776,717
Shareholders’ equity ratio	45.3%	38.8%	42.1%
Shareholders’ equity per share (Yen)	¥877.02	¥687.54	¥781.57

(3) Consolidated Cash Flow

Millions of yen

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Net cash provided by operating activities	86,702	102,512	162,124
Net cash used in investing activities	(33,416)	(72,062)	(99,620)
Net cash used in financing activities	(27,488)	(16,607)	(41,389)
Cash and cash equivalents, end of period	117,546	84,100	92,199

2. Dividends

Yen

	The entire FY ending March 31, 2008		The entire FY ended March 31, 2007
	(Results)	(Projection)
Cash dividends per share:
Interim	20.0	—	13.0
Year-end	—	20.0	18.0
Total		40.0	31.0

3. Projections for the Fiscal Year Ending March 31, 2008

Millions of yen except

per share amounts

The entire fiscal year
Net sales	2,210,000 (up 16.7%	)
Operating income	325,000 (up 32.8%	)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	316,000 (up 33.6%	)
Net income	205,000 (up 24.5%	)

Net income per share (basic)	¥206.02

Notes:	1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

4. Others

(1) Changes in Group of Entities

Consolidated subsidiaries

Added:	10 companies
Added: (From affiliated companies)	1 company
Removed: (Merger etc.)	8 companies

Affiliated companies accounted for by the equity method

Added:	2 companies
Removed: (To consolidated subsidiaries)	1 company
Removed: (Exclusion)	1 company

Note:	See “Basis of Financial Statements (Consolidated)” on page 19 for more details.

(2) Changes in Accounting Principles, Procedures and Presentations

1) Changes resulting from revisions in accounting principles, etc.: None

2) Change in other matters except for 1) above: None

(3) Number of Shares of Common Stock Outstanding

1) The number of shares issued was as follows:

As of September 30, 2007:	998,744,060 shares
As of September 30, 2006:	998,744,060 shares
As of March 31, 2007:	998,744,060 shares

2) The number of shares of treasury stock was as follows:

As of September 30, 2007:	3,715,701 shares
As of September 30, 2006:	5,062,891 shares
As of March 31, 2007:	4,957,301 shares

3) The average number of shares outstanding was as follows:

First half period ended September 30, 2007:	994,615,040 shares
First half period ended September 30, 2006:	993,514,498 shares
The entire fiscal year ended March 31, 2007:	993,597,436 shares

Note:	See “Net Income per Share” on page 25 for the number of shares of common stock, which was used as the basis for calculating the amount of net income per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles in Japan.

1. Results for the First Half of the Fiscal Year Ending March 31, 2008

(1) Non-Consolidated Financial Highlights

Millions of yen & US dollars

except per share amounts

	First half ended September 30, 2007 (A)			First half ended September 30, 2006 (B)	Changes Increase (A)-(B)		FY ended March 31, 2007
	Yen	Dollar		Yen	Yen	%	Yen
Net sales	424,136	3,688		355,793	68,343	19.2	758,529
Operating profit	59,399	517		39,001	20,398	52.3	90,475
Ordinary profit	71,929	625		45,546	26,383	57.9	98,149

Net income	56,765	494		30,725	26,040	84.8	82,843

Net income per share (Yen & US cents)
Basic	¥57.04	49.6	¢	¥30.91	¥26.13		¥83.34

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the first half ended September 30, 2007, at the rate of ¥115 to $1, the approximate rate of exchange at September 30, 2007.

(2) Non-Consolidated Financial Position

Millions of yen except

per share amounts

	As of September 30, 2007	As of September 30, 2006	As of March 31, 2007
Total assets	1,013,291	920,942	974,858
Net assets	621,130	529,185	576,139
Equity ratio (%)	61.2%	57.4%	59.0%
Net assets per share (Yen)	¥623.11	¥532.08	¥578.74

2. Projections for the Fiscal Year Ending March 31, 2008

Millions of yen except

per share amount

The entire fiscal year
Net sales	895,000 (up 18.0%)
Operating profit	113,000 (up 24.9%)
Ordinary profit	124,000 (up 26.3%)
Net income	90,000 (up 8.6%)

Net income per share (Yen)	¥90.40

Note:	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the interim period ended September 30, 2007, the Komatsu Group registered its sixth consecutive interim period of growth in consolidated interim sales and profits, which also represents record-high 6-month figures. These results reflect a continued improvement of the construction and mining equipment business as well as a good performance of the industrial machinery, vehicles and others business.

Consolidated net sales for the interim period under review reached ¥1,080.0 billion (US$9,392 million), up 21.6% from the previous interim period. For the construction and mining equipment business, demand remained strong against the backdrop of buoyant resource developments and infrastructure improvements around the world. While collaborating with its suppliers, the Komatsu Group continued to expand its production capacity by embarking on full-scale production at the Ibaraki Plant and building the second manufacturing facility for transmissions at the Awazu Plant. The Komatsu Group boosted interim sales by advancing sales of DANTOTSU products which feature enhanced fuel consumption and operating efficiency, by achieving price realization, and by reinforcing its product support capabilities. The Komatsu Group also stepped up interim sales of the industrial machinery, vehicles and others business, centering on forklift trucks and industrial machinery, as steady capital investments remained in Japan and overseas.

Operating income for the interim period totaled ¥162.9 billion (US$1,417 million), registering a substantial increase of 44.8% over the previous interim period. Operating income ratio improved to 15.1%, up 2.4 percentage points a year ago. The solid improvement in operating income reflects not only expanded sales centering on construction and mining equipment but also price realization both in Japan and overseas. As a result, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies increased 46.7% over the previous interim period, to ¥158.5 billion (US$1,379 million) for the interim period under review. Net income for the interim period reached ¥103.8 billion (US$903 million), up 54.4% a year ago.

[Consolidated Results for the Year]

	First half ended September 30, 2007	Changes (2007/2006)	First half ended September 30, 2007
Net sales	¥1,080.0 billion	21.6%	US$	9,392 million
Operating income	¥162.9 billion	44.8%	US$	1,417 million
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥158.5 billion	46.7%	US$	1,379 million
Income from discontinued operations	¥4.9 billion	—	US$	43 million
Net income	¥103.8 billion	54.4%	US$	903 million

Results by operation are summarized below.

[Sales by Operation]

	First half ended September 30, 2007	Changes (2007/2006)	First half ended September 30, 2007
Construction and Mining Equipment	¥914.3 billion	23.8%	US$	7,951 million
Industrial Machinery, Vehicles and Others	¥165.6 billion	10.6%	US$	1,441 million
Total	¥1,080.0 billion	21.6%	US$	9,392 million

Note:	Segment profits mentioned in the review of operations below are obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. Segment profit ratio is calculated by using sales after elimination of internal segment transactions.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the interim period under review expanded 23.8% over the previous interim period, to ¥914.3 billion (US$7,951 million), primarily reflecting expanded volume of sales and price realization efforts. Segment profit of the construction and mining equipment business advanced 44.1% to ¥146.1 billion (US$1,271 million), and segment profit ratio to 16.0%, up 2.3 percentage points from the previous interim period a year ago.

[Sales of Construction and Mining Equipment by Region]

Billions of yen

	First half ended September 30, 2007 (A) 1USD = ¥119 1EUR = ¥163	First half ended September 30, 2006 (B) 1USD = ¥115 1EUR = ¥147	Changes Increase (Decrease) (A)-(B)		The entire FY ended March 31, 2007 1USD = ¥117 1EUR = ¥151
Japan	131.4	133.2	(1.8)	(1.4)%	282.5
The Americas	243.6	245.0	(1.3)	(0.6)%	480.1
Europe & CIS	206.5	135.5	71.0	52.5%	311.8
China	75.6	46.8	28.8	61.6%	108.3
Asia & Oceania	151.6	107.6	43.9	40.8%	229.8
The Middle East & Africa	105.3	70.3	34.9	49.7%	154.8

Total	914.3	738.6	175.6	23.8%	1,567.7

Japan

While public-sector investments remained slack, demand for new equipment increased, especially in the rental industry, reflecting not only an increase in private-sector investments but also further stock adjustment of the market driven by buoyant exports of used equipment. For the interim period under review, the Komatsu Group worked to expand sales of new equipment, realize prices and strengthen the rental and used equipment business. However, interim sales in Japan declined slightly from the previous period a year ago, due largely to intensified competition and the withdrawal from unprofitable businesses.

The Americas

In North America, the decline of U.S. housing starts became more evident, further reducing the demand for equipment, especially in the residential construction sector. In Latin America, meanwhile, demand expanded particularly in the mining sector. Amid such market conditions, the Komatsu Group worked to sharpen its competitiveness by expanding sales of DANTOTSU models which improve fuel consumption and offer KOMTRAX (Komatsu Machine Tracking System) as a standard feature, while continuing to optimize distributors’ inventories in North America. Additionally, the Komatsu Group worked to reinforce sales and product support capabilities for mining customers in North and Latin America. However, sales in the Americas declined slightly from the previous interim period, affected by declined North American demand.

Europe & CIS

Demand in Europe grew, including the five major markets of Germany, the United Kingdom, France, Italy and Spain as well as central and eastern Europe where infrastructure investments were buoyant in tandem with EU expansion. Under that environment, the Komatsu Group worked to accelerate sales of DANTOTSU models with machine capabilities enhanced by KOMTRAX as a standard feature, while improving the efficiency of production, including the reduction of production lead-time. In CIS (Commonwealth of Independent States), demand remained strong in resource and energy development-related sectors as well as urban infrastructure development, and the Komatsu Group worked to strengthen its distribution network and mining equipment business. As a result, interim sales in Europe & CIS made an impressive gain over the previous interim period a year ago.

China

Demand continued to advance in China, fueled by infrastructure development projects expanded nationwide, development of new mines and progress in mechanization of mining to improve management efficiency as the Chinese economy stayed on a high-growth track. The Komatsu Group concerted its efforts to expand sales of new equipment based on IT-capitalized information concerning business negotiations and equipment operations, while working to improve operational efficiency of sales and production. As a result, interim sales in China expanded sharply over the previous interim period a year ago.

Asia & Oceania

In Indonesia, the largest market in Southeast Asia, demand continued to grow in civil engineering, agricultural and forestry industries. Demand for mining equipment also remained strong there. In India, demand remained strong in infrastructure development and mining sectors. Demand for mining equipment also remained strong in Australia. Reflecting expanded local production and reinforced sales and product support capabilities for mining customers in Asia, interim sales in Asia & Oceania expanded substantially over the previous interim period a year ago.

The Middle East & Africa

Demand continued to accelerate in both regions, driven by expanded urban and infrastructure developments in Turkey, the largest market in the Middle East, and oil producing countries on the Gulf as well as by aggressive resource development in Africa. By carrying out proactive sales activities with distributors and reinforcing its product support capabilities, the Komatsu Group boosted interim sales in the Middle East & Africa over the previous interim period a year ago.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased 10.6% over the previous interim period a year ago, to ¥165.6 billion (US$1,441 million) for the interim period under review, reflecting expanded sales of large presses in addition to boosted sales of forklift trucks by Komatsu Utility Co., Ltd. Segment profit of the industrial machinery, vehicles and others business improved 23.2% over the previous interim period, to ¥16.9 billion. (US$147 million) Segment profit ratio also improved to 10.2%, up 1.0 percentage point over the previous interim period a year ago.

In the forklift truck business, Komatsu Utility worked to reinforce its business foundation by expanding sales of new equipment and strengthening its sales and service capabilities in fast-growth markets, such as Asia and the Middle East, implementing aggressive sales of electric forklift trucks and launching the hybrid battery model in Japan, which achieves outstanding efficiency of energy consumption.

In the industrial machinery business, the Komatsu Group advanced interim sales by zooming in on demand for capital investments both in Japan and overseas, especially by the automobile industry. With respect to large presses, Komatsu worked to step up sales of DANTOTSU products such as the AC Servo press and expanded its production capacity by embarking on full-scale production at the Kanazawa Plant which began operation in January 2007. As a result, interim sales of large presses advanced over the previous interim period a year ago. In addition, the Komatsu Group advanced collaborative efforts with NIPPEI TOYAMA CORPORATION in which Komatsu made equity participation last year, including mutual use of sales and production facilities of the two.

Notes:	1)	Komatsu Forklift Co., Ltd. merged with Komatsu Zenoah Co. and changed its corporate name to Komatsu Utility Co., Ltd. in April 2007.

	2)	The outdoor power equipment business of Komatsu Zenoah Co. was sold to a Japanese subsidiary of Husqvarna AB of Sweden in April 2007.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities declined by ¥15.8 billion from the previous interim period, to ¥86.7 billion (US$754 million), because working capital increased, offsetting an increase in net income resulting from good business performance. Net cash used in investing activities decreased by ¥38.6 billion from the previous interim period, to ¥33.4 billion (US$291 million), because aggressive investments were made in Japan and overseas to expand production capacities and improve productivity, offsetting proceeds from the sale of the outdoor power equipment business. Net cash used in financing activities amounted to ¥27.4 billion (US$239 million), an increase of ¥10.8 billion from the previous interim period.

As a result, cash and cash equivalents totaled ¥117.5 billion (US$1,022 million) at September 30, 2007, an increase of ¥25.3 billion compared to a year ago.

[Trends of Cash Flow Indicators]

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Shareholders’ equity ratio (%)	45.3	38.8	42.1
Shareholders’ equity ratio at aggregate market value (%)	199.3	115.0	133.7
Years of debt redemption	2.0	1.8	2.2
Interest coverage ratio	10.3	14.1	10.5

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year Ending March 31, 2008

In the construction and mining equipment business, while there are some serious concerns such as declining demand for residential houses and deteriorating economic climate triggered by the subprime loan problem, we anticipate that global demand will remain buoyant driven by thriving infrastructure investments especially in China and India as well as strong resource development activities in Asia, Australia, Latin America, Africa and some other regions.

As of October 30, 2007, we have revised our earlier projections for consolidated and non-consolidated business results for the fiscal year ending March 31, 2008, which we announced on July 30, 2007, as follows.

1) Consolidated

Billions of yen

	Results for FY ended March 31, 2007 (A)	Current projection for FY ending March 31, 2008 (B)	Changes Increase (B)-(A)/(A)	Earlier projection for FY ending March 31, 2008
Net sales	1,893.3	2,210.0	16.7%	2,180.0
Operating income	244.7	325.0	32.8%	311.0
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236.4	316.0	33.6%	302.0
Net income	164.6	205.0	24.5%	198.0

2) Non-consolidated

Billions of yen

	Results for FY ended March 31, 2007 (A)	Current projection for FY ending March 31, 2008 (B)	Changes Increase (B)-(A)/(A)	Earlier projection for FY ending March 31, 2008
Net sales	758.5	895.0	18.0%	880.0
Operating profit	90.4	113.0	24.9%	105.0
Ordinary profit	98.1	124.0	26.3%	118.0
Net income	82.8	90.0	8.6%	85.0

Note: The table below shows our assumptions on foreign exchange rates.

	1st half results	2nd half projection	Full year projection
JPY/USD	119	115	117
JPY/EUR	163	155	159

4. Basic Policy for Redistribution of Profits for the Interim Period Ended September 30, 2007 and Projections for the Fiscal Year Ending March 31, 2008

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

With respect to interim cash dividends, the Board of Directors set ¥20 per share, an increase of ¥7 from ¥13 for the previous interim dividends paid a year ago. This decision was reached by considering the interim business results and future business prospects at the board meeting held on October 30, 2007.

Furthermore, the Company plans to increase the annual dividends per share by ¥9, to ¥40 (i.e., ¥20 for the interim and ¥20 for the fiscal year-end dividends per share).

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group

(As of September 30, 2007)

Business Categories and Principal Products & Services
Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, AC-Servo presses, small and medium-sized presses, and forging presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Others	Commercial-use prefabricated structures, thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Komatsu Group (Chart)

(As of September 30, 2007)

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
Construction and Mining Equipment
Industrial Machinery, Vehicles and Others
Komatsu Utility Co., Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Used Equipment Corp.
Komatsu Rental Japan Ltd.
Komatsu Castex Ltd.
Komatsu Cummins Engine Co., Ltd.
and 38 other companies
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Logistics Corp.
Komatsu Electronics, Inc.
QUALICA, Inc.
NIPPEI TOYAMA CORPORATION
GIGAPHOTON, Inc.
and 28 other companies
[The Americas]
Construction and Mining Equipment
Komatsu America Corp.
Komatsu Latin-America Corp.
Komatsu Cummins Chile Ltda.
Komatsu do Brasil Ltda.
Komatsu Financial Limited Partnership
Cummins Komatsu Engine Company
and 34 other companies
Industrial Machinery, Vehicles and Others
5 manufacturing & sales companies
[Europe & CIS]
Construction and Mining Equipment
Komatsu Europe International N.V.
Komatsu UK Ltd.
Komatsu Hanomag GmbH
Komatsu Deutschland GmbH
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Forest AB
Komatsu CIS, LLC
and 14 other companies
Industrial Machinery, Vehicles and Others
1 sales company
[Asia, Oceania, Africa & Others]
Construction and Mining Equipment
Komatsu Asia & Pacific Pte Ltd
PT Komatsu Indonesia
Bangkok Komatsu Co., Ltd.
Komatsu (China) Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and 24 other companies
Industrial Machinery, Vehicles and Others
6 manufacturing & sales companies

[Legend Symbols]

- ● Consolidated Subsidiaries
- ○ Affiliated Companies Accounted for by the Equity Method
- → Supply of Parts & Components

Note:	Komatsu changed its business segment into two, i.e., Construction and Mining Equipment, and Industrial Machinery, Vehicles and Others, including Electronics in Industrial Machinery, Vehicles and Others from the current fiscal year.

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Mid to Long-Range Management Plan, Target and Issues Ahead

We at the Komatsu Group define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we have designated the following two management goals.

1)	To maintain our top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in Greater Asia.

2)	To continue management, while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders

To achieve these management goals, we have developed the mid-range management plan “Global Teamwork for 15” for the target year ending March 31, 2010. Under this new management plan, we are focusing our efforts on the following tasks.

1)	We will continue to concert our efforts on the market introduction of DANTOTSU products, the further enhancement of our market position in Greater Asia and further improvements of fixed costs, on a permanent basis, all which have been carried over from the first-stage Reform of Business Structure project.

2)	We will continue to work on value-chain reform, a core element of the second-stage Reform, and human resource development on a global, group-wide basis through the reform activities.

3)	We will also tackle the following new tasks.

a)	Establishment of flexible manufacturing operations

b)	Expansion of utility equipment business

c)	Expansion of parts business

d)	Reinforcement of industrial machinery business

Numerical Targets	Items	Targets for Fiscal Year ending March 31, 2010
	Operating income ratio	15% or above
	ROE (Return on equity)	Keeping 20% level
	Net debt-to-equity ratio	0.2 or below

ROE = Net income for the year/[(shareholders’ equity at the beginning + shareholders’ equity at the end of the fiscal year)/2]

Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

[Premises]	Items	Targets for Fiscal Year ending March 31, 2010
	Guideline on sales	¥2,400 billion ± ¥100 billion
	Guidelines on exchange rate	¥110/1USD ¥145/1EUR

The Komatsu Group is also strengthening its corporate governance to ensure sound and transparent management, while working to improve management efficiency. While promoting thorough compliance, we will also ensure that all employees of the Komatsu Group share The KOMATSU Way. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of September 30, 2007	As of September 30, 2006	Changes Increase (Decrease)	As of March 31, 2007
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥117,546	¥84,100	¥33,446	¥92,199
Time deposits	201	182	19	54
Trade notes and accounts receivable	471,421	432,452	38,969	478,063
Inventories	484,780	419,980	64,800	437,894
Assets held for sale	—	—	—	16,321
Other current assets	114,702	117,041	(2,339)	119,214

Total current assets	1,188,650	1,053,755	134,895	1,143,745

Long-term trade receivables	82,355	61,788	20,567	73,669

Investments	158,287	122,793	35,494	155,146

Property, plant and equipment - Less accumulated depreciation	417,663	427,369	(9,706)	388,393

Other assets	80,071	96,325	(16,254)	83,029

Total	1,927,026	1,762,030	164,996	1,843,982

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	163,647	209,645	(45,998)	174,734
Trade notes and accounts payable	362,914	348,154	14,760	365,065
Income taxes payable	34,800	33,270	1,530	54,933
Liabilities held for sale	—	—	—	7,919
Other current liabilities	196,297	177,131	19,166	182,529

Total current liabilities	757,658	768,200	(10,542)	785,180

Long-term liabilities	269,694	266,102	3,592	262,311

Minority interests	27,019	44,530	(17,511)	19,774

Shareholders’ equity:
Common stock	67,870	67,870	—	67,870
Capital surplus	137,508	136,414	1,094	137,155
Retained earnings	627,618	457,210	170,408	541,717
Accumulated other comprehensive income *	42,374	25,276	17,098	33,501
Treasury stock	(2,715)	(3,572)	857	(3,526)

Total shareholders’ equity	872,655	683,198	189,457	776,717

Total	¥1,927,026	¥1,762,030	¥164,996	¥1,843,982

	As of September 30, 2007	As of September 30, 2006	Changes Increase (Decrease)	As of March 31, 2007
*Accumulated other comprehensive income:
Foreign currency translation adjustments	¥12,785	¥2,518	¥10,267	¥9,204

Net unrealized holding gains on securities available for sale	44,884	34,093	10,791	39,807

Pension liability adjustments	—	(10,860)	10,860	—

Pension liability adjustments-After application of SFAS No.158	(15,046)	—	(15,046)	(15,300)

Net unrealized holding gains (losses) on derivative instruments	(249)	(475)	226	(210)

Short & long-term debt	¥351,004	¥376,817	¥(25,813)	¥349,074

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale as of March 31, 2007.

Condensed Consolidated Statements of Income

Millions of yen

	First half ended September 30, 2007	First half ended September 30, 2006	Changes Increase (Decrease)		The entire FY ended March 31, 2007
	(A)	(B)	(A)-(B)%
Net sales	¥1,080,042	¥888,491	¥191,551	21.6	¥1,893,343
Cost of sales	767,689	637,215	130,474		1,356,511
Selling, general and administrative expenses	150,607	137,994	12,613		287,086
Other operating income (expenses)	1,226	(736)	1,962		(5,005)

Operating income	162,972	112,546	50,426	44.8	244,741

Other income (expenses)
Interest and dividend income	5,126	4,057	1,069		8,532
Interest expense	(8,383)	(7,250)	(1,133)		(15,485)
Other-net	(1,131)	(1,275)	144		(1,297)

Other income (expenses)	(4,388)	(4,468)	80		(8,250)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	158,584	108,078	50,506	46.7	236,491

Income taxes	58,345	42,752	15,593		79,745

Minority interests in income of consolidated subsidiaries	(4,727)	(3,136)	(1,591)		(6,580)

Equity in earnings of affiliated companies	3,310	1,307	2,003		3,098

Income from continuing operations	98,822	63,497	35,325	55.6	153,264

Income from discontinued operations	4,978	3,711	1,267	34.1	11,374

Net income	¥103,800	¥67,208	¥36,592	54.4	¥164,638

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

Consolidated Statement of Shareholders’ Equity

Millions of yen

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Common stock
Balance, beginning of period	¥67,870	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870	¥67,870

Capital surplus
Balance, beginning of period	¥137,155	¥136,137	¥136,137
Sales of treasury stock	238	36	394
Issuance and exercise of stock acquisition rights	115	265	663
Others	—	(24)	(39)

Balance, end of period	¥137,508	¥136,414	¥137,155

Retained earnings, appropriated for legal reserve
Balance, beginning of period	¥24,267	¥23,416	¥23,416
Transfer from unappropreated retained earnings	(72)	519	851

Balance, end of period	¥24,195	¥23,935	¥24,267

Unappropreated retained earnings
Balance, beginning of period	¥517,450	¥376,522	¥376,522
Net income	103,800	67,208	164,638
Cash dividends paid	(17,899)	(9,936)	(22,859)
Transfer to retained earnings appropriated for legal reserve	72	(519)	(851)

Balance, end of period	¥603,423	¥433,275	¥517,450

Accumulated other comprehensive income (loss)
Balance, beginning of period	¥33,501	¥23,095	¥23,095
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	3,581	4,758	11,444
Net increase (decrease) in unrealized holding gains on securities available for sale	5,077	(2,817)	2,897
Adjustment for the period of pension liability	—	439	11,299
Adjustment for the period of pension liability-After application of SFAS No.158	254	—	(15,300)
Net increase (decrease) in unrealized holding gains (losses) on derivative instruments	(39)	(199)	66

Balance, end of period	¥42,374	¥25,276	¥33,501

Treasury stock
Balance, beginning of period	¥(3,526)	¥(4,043)	¥(4,043)
Purchase of treasury stock	(118)	(432)	(632)
Sales of treasury stock	929	903	1,149

Balance, end of period	¥(2,715)	¥(3,572)	¥(3,526)

Total shareholders’ equity	¥872,655	¥683,198	¥776,717

Consolidated Statements of Cash Flows

Millions of yen

	First half ended September 30, 2007	First half ended September 30, 2006	Changes Increase (Decrease)	The entire FY ended March 31, 2007
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥103,800	¥67,208	¥36,592	¥164,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,018	38,759	(2,741)	72,709
Deferred income taxes	18,361	6,547	11,814	4,334
Net loss (gain) from sale of investment securities and subsidiaries	(8,190)	676	(8,866)	(19,101)
Net loss (gain) on sale of property	(418)	64	(482)	(13)
Loss on disposal of fixed assets	1,051	885	166	2,121
Impairment loss on long-lived assets held for use	59	2	57	81
Pension and retirement benefits, net	(9,886)	1,074	(10,960)	1,078
Changes in assets and liabilities:
Decrease (increase) in trade receivables	2,243	(17,936)	20,179	(93,141)
Decrease (increase) in inventories	(37,292)	(45,207)	7,915	(73,448)
Increase (decrease) in trade payables	(10,165)	39,782	(49,947)	70,693
Increase (decrease) in income taxes payable	(20,518)	(3,977)	(16,541)	19,680
Other, net	11,639	14,635	(2,996)	12,493

Net cash provided by operating activities	86,702	102,512	(15,810)	162,124

Investing activities
Capital expenditures	(52,719)	(63,945)	11,226	(122,860)
Proceeds from sale of property	5,703	5,188	515	17,626
Proceeds from sale of available for sale investment securities	168	249	(81)	1,844
Purchases of available for sale investment securities	(4,274)	(2,538)	(1,736)	(6,737)
Proceeds from sale of subsidiaries, net of cash disposed	16,372	—	16,372	35,368
Acquisition of subsidiaries and equity investees, net of cash acquired	2,576	(11,321)	13,897	(24,621)
Collection of loan receivables	4,565	3,058	1,507	5,736
Disbursement of loan receivables	(4,720)	(2,625)	(2,095)	(5,974)
Decrease (increase) in time deposits	(1,087)	(128)	(959)	(2)

Net cash used in investing activities	(33,416)	(72,062)	38,646	(99,620)

Financing activities
Proceeds from long-term debt	30,514	7,446	23,068	44,781
Repayments on long-term debt	(41,832)	(22,312)	(19,520)	(74,943)
Increase (decrease) in short-term debt, net	4,823	13,476	(8,653)	22,526
Repayments of capital lease obligations	(5,383)	(5,752)	369	(11,411)
Sale (purchase) of treasury stock, net	811	471	340	517
Dividends paid	(17,899)	(9,936)	(7,963)	(22,859)
Other, net	1,478	—	1,478	—

Net cash used in financing activities	(27,488)	(16,607)	(10,881)	(41,389)

Effect of exchange rate change on cash and cash equivalents	(451)	260	(711)	1,087

Net increase (decrease) in cash and cash equivalents	25,347	14,103	11,244	22,202

Cash and cash equivalents, beginning of period	92,199	69,997	22,202	69,997

Cash and cash equivalents, end of period	¥117,546	¥84,100	¥33,446	¥92,199

Basis of Financial Statements (Consolidated)

1)	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method

Number of consolidated subsidiaries:	148 companies
Number of companies accounted for by the equity method:	42 companies

2)	Changes in group of entities

Consolidated subsidiaries

Added:	10 companies
Komatsu CIS, LLC and other 9 companies
Added: (From affiliated companies)	1 company
Removed: (Merger etc.)	8 companies
Komatsu Zenoah Co. and other 7 companies

Affiliated companies accounted for by the equity method

Added:	2 companies
Removed: (To consolidated subsidiaries)	1 company
Removed: (Exclusion)	1 company

3)	Discontinued operations

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale on the consolidated balance sheet as of March 31, 2007. The result of discontinued operations, less applicable income taxes, is presented as income from discontinued operations in the consolidated statement of income. Previously reported amounts have been reclassified accordingly.

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit

Millions of yen

	First half ended September 30, 2007			First half ended September 30, 2006			The entire FY ended March 31, 2007
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	927,772	146,194	15.8	750,538	101,462	13.5	1,587,976	220,606	13.9
Industrial Machinery, Vehicles and Others	216,810	16,928	7.8	196,707	13,736	7.0	423,363	32,695	7.7
Subtotal	1,144,582	163,122	14.3	947,245	115,198	12.2	2,011,339	253,301	12.6
Corporate & Elimination	(64,540)	(1,376)	—	(58,754)	(1,916)	—	(117,996)	(3,555)	—
Total	1,080,042	161,746	15.0	888,491	113,282	12.7	1,893,343	249,746	13.2

Other operating income (expenses)		1,226			(736)			(5,005)
Operating income		162,972			112,546			244,741

Interest and dividend income		5,126			4,057			8,532
Interest expense		(8,383)			(7,250)			(15,485)
Other-net		(1,131)			(1,275)			(1,297)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies		158,584			108,078			236,491

Note: Sales amount of every business segment includes inter-segment transactions as below:

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Construction and Mining Equipment	13,420	11,844	20,253
Industrial Machinery, Vehicles and Others	51,120	46,910	97,743

Total	64,540	58,754	117,996

Notes:	1)	Sales and segment profit by business segment for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	Starting in the first half ended September 30, 2007, Komatsu changed its business segments. Sales and segment profit by business segment for the first half ended September 30, 2006 and the entire fiscal year ended March 31, 2007 have been retrospectively reclassified according to the new business segment.

(2) Assets, Depreciation and Capital Investment

Millions of yen

	As of Sept. 30, 2007	First half ended Sept. 30, 2007		As of Sept. 30, 2006	First half ended Sept. 30, 2006
	Assets	Depreciation and Amortization	Capital Investment	Assets	Depreciation and Amortization	Capital Investment
Construction and Mining Equipment	1,490,171	31,297	57,986	1,250,029	28,346	46,172
Industrial Machinery, Vehicles and Others	310,479	4,267	7,132	415,179	3,848	8,955

Subtotal	1,800,650	35,564	65,118	1,665,208	32,194	55,127

Corporate & Elimination	126,376	—	—	96,822	—	—

Total	1,927,026	35,564	65,118	1,762,030	32,194	55,127

	As of Mar. 31, 2007	The entire FY ended March 31, 2007
	Assets	Depreciation and Amortization	Capital Investment
Construction and Mining Equipment	1,423,744	57,444	111,003
Industrial Machinery, Vehicles and Others	317,462	7,977	18,677

Subtotal	1,741,206	65,421	129,680

Corporate & Elimination	102,776	—	—

Total	1,843,982	65,421	129,680

Notes:	1)	Depreciation and capital investment by business segment for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	Assets, depreciation and capital investment by business segment for the first half ended September 30, 2006 and the entire fiscal year ended March 31, 2007 have been retrospectively reclassified due to the change in business segments.

2. Information by Region

(1) Sales and Segment Profit

							Millions of yen

	First half ended September 30, 2007			First half ended September 30, 2006			The entire FY ended March 31, 2007
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	596,833	81,459	13.6	534,821	59,744	11.2	1,135,567	140,193	12.3
The Americas	290,688	31,994	11.0	282,436	31,377	11.1	566,013	51,842	9.2
Europe & CIS	227,267	25,479	11.2	146,483	12,242	8.4	332,959	32,104	9.6
Others	242,205	31,769	13.1	164,270	17,290	10.5	348,514	38,033	10.9
Subtotal	1,356,993	170,701	12.6	1,128,010	120,653	10.7	2,383,053	262,172	11.0
Corporate & Elimination	(276,951)	(8,955)	—	(239,519)	(7,371)	—	(489,710)	(12,426)	—
Total	1,080,042	161,746	15.0	888,491	113,282	12.7	1,893,343	249,746	13.2

Notes:	1)	Sales by region includes inter-region transactions.

	2)	Sales and segment profit by region for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Assets

					Millions of yen

	As of September 30, 2007		As of September 30, 2006		As of March 31, 2007
	Assets	Ratio (%)	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,067,208	55.4	1,098,699	62.3	1,065,487	57.8
The Americas	490,404	25.4	446,394	25.3	481,144	26.1
Europe & CIS	255,942	13.3	173,693	9.9	221,012	12.0
Others	273,492	14.2	229,030	13.0	237,839	12.9
Subtotal	2,087,046	108.3	1,947,816	110.5	2,005,482	108.8
Corporate & Elimination	(160,020)	(8.3)	(185,786)	(10.5)	(161,500)	(8.8)
Total	1,927,026	100.0	1,762,030	100.0	1,843,982	100.0

3. Overseas Sales

(1) For the first half ended September 30, 2007

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	277,882	213,073	354,635	845,590
Consolidated net sales	—	—	—	1,080,042
Ratio of overseas sales to consolidated net sales (%)	25.7	19.7	32.9	78.3

(2) For the first half ended September 30, 2006

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	273,214	140,431	249,957	663,602
Consolidated net sales	—	—	—	888,491
Ratio of overseas sales to consolidated net sales (%)	30.8	15.8	28.1	74.7

(3) For the entire fiscal year ended March 31, 2007

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	537,836	324,071	544,333	1,406,240
Consolidated net sales	—	—	—	1,893,343
Ratio of overseas sales to consolidated net sales (%)	28.4	17.1	28.8	74.3

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.

	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
		a)	The Americas:	North America and Latin America
		b)	Europe & CIS:	Germany, U.K. and Russia
		c)	Others:	China, Australia, and Southeast Asia

	3)	Overseas sales and consolidated net sales for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

Consolidated Sales by Operation

Millions of yen

	First half ended September 30, 2007 (A)		First half ended September 30, 2006 (B)		Changes Increase (Decrease) (A)-(B)		The entire FY ended March 31, 2007
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	(%)
Construction and Mining Equipment
Japan	131,445	12.2	133,277	15.0	(1,832)	(1.4)	282,596	14.9
Overseas	782,907	72.5	605,417	68.1	177,490	29.3	1,285,127	67.9
	914,352	84.7	738,694	83.1	175,658	23.8	1,567,723	82.8
Industrial Machinery, Vehicles and Others
Japan	103,007	9.5	91,612	10.3	11,395	12.4	204,507	10.8
Overseas	62,683	5.8	58,185	6.6	4,498	7.7	121,113	6.4
	165,690	15.3	149,797	16.9	15,893	10.6	325,620	17.2
Total
Japan	234,452	21.7	224,889	25.3	9,563	4.3	487,103	25.7
Overseas	845,590	78.3	663,602	74.7	181,988	27.4	1,406,240	74.3
	1,080,042	100.0	888,491	100.0	191,551	21.6	1,893,343	100.0

Notes: 1)	Consolidated sales by operation for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

2)	Consolidated sales by operation for the first half ended September 30, 2006 and the entire fiscal year ended March 31, 2007 have been retrospectively reclassified due to the change in business segments.

Net Income per Share

			Millions of yen

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Net Income	103,800	67,208	164,638

			Number of shares

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Weighted average common shares outstanding, less treasury stock	994,615,040	993,514,498	993,597,436
Diluted effect of:
Stock options	1,436,122	1,946,493	1,788,951
Weighted average diluted common shares outstanding	996,051,162	995,460,991	995,386,387

			Yen

	First half ended September 30, 2007	First half ended September 30, 2006	The entire FY ended March 31, 2007
Net income per share:
Basic	104.36	67.65	165.70
Diluted	104.21	67.51	165.40

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 30, 2007
URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year Ending March 31, 2008

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2008, which the Company announced on July 30, 2007.

1. Consolidated (U.S.GAAP)

Millions of yen

except per share amounts

	Earlier projection (A)	Current Projection (B)	Changes (B)-(A)		Results for FY ended March 31, 2007
Net sales	2,180,000 (up 15.1%)	2,210,000 (up 16.7%)	30,000	1.4%	1,893,343
Operating income	311,000 (up 27.1%)	325,000 (up 32.8%)	14,000	4.5%	244,741
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	302,000 (up 27.7%)	316,000 (up 33.6%)	14,000	4.6%	236,491
Net income	198,000 (up 20.3%)	205,000 (up 24.5%)	7,000	3.5%	164,638
Net income per share	¥199.04	¥206.02	¥6.98		¥165.70

Note:  The amounts in parentheses indicate the changes from the previous interim period.

2. Non-consolidated

Millions of yen

except per share amounts

	Earlier projection (A)	Current Projection (B)	Changes (B)-(A)		Results for FY ended March 31, 2007
Net sales	880,000 (up 16.0%)	895,000 (up 18.0%)	15,000	1.7%	758,529
Operating profit	105,000 (up 16.1%)	113,000 (up 24.9%)	8,000	7.6%	90,475
Ordinary profit	118,000 (up 20.2%)	124,000 (up 26.3%)	6,000	5.1%	98,149
Net income	85,000 (up 2.6%)	90,000 (up 8.6%)	5,000	5.9%	82,843
Net income per share	¥85.40	¥90.40	¥5.00		¥83.34

Note:  The amounts in parentheses indicate the changes from the previous interim period.

1

3. Reasons for the Revision

As we had earlier projected concerning the global market conditions for construction and mining equipment, the decline in North American demand was covered by the increase in demand in other regions of the world. This demonstrated the strong growth of global demand during the first half period under review. However, we are anticipating larger sales in China, Latin America and some other regions of the world than our earlier projections, and thereby we have revised our projection of both consolidated and non-consolidated full-year business results based on the assumption of average foreign exchange rates below.

	1st half results	2nd half projection	Full year projection
JPY/USD	119	115	117
JPY/EUR	163	155	159

(end)

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

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For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 30, 2007
URL: http://www.komatsu.com/

Payment of Cash Dividends and Revision of Year-End Cash Dividends

In the Board meeting held on October 30, 2007, the Board of Directors of Komatsu Ltd. (President & CEO: Kunio Noji) made a resolution concerning the following cash dividends as of September 30, 2007, the date of record. The Company also revised the projection of year-end dividends.

1. Contents of the Dividends

	Detailed dividends resolved to be distributed	Latest projection (announced on April 26, 2007)	Interim results for FY ended March 31, 2007
Record date	September 30, 2007	Same as on left	September 30, 2006
Cash dividends per share	¥ 20.0	¥18.0	¥ 13.0
Total amount of dividends	¥ 19,911 million	—	¥ 12,922 million
Effective date	November 30, 2007	—	December 1, 2006
Resource for dividend	Retained earnings	—	Retained earnings

2. Reasons for the Revision

Concerning cash dividends to shareholders, Komatsu maintains the policy of redistributing profits by first striving to continue stable dividends and the considering consolidated business results, while working toward the goal of a consolidated payout ratio of 20% or higher.

For the interim period of the current fiscal year ending March 31, 2008, the Komatsu Group improved its business results centering on the construction and mining equipment business. Concerning the full-year business results, we have also revised our earlier projections upward.

After considering the interim business results and the future business outlook of the Komatsu Group, the Board of Directors set the interim dividends at ¥20 per share, an increase of ¥2 from the projected amount announced on April 26, 2007. The Company has also revised and set the year-end dividends at ¥20 per share, an increase of ¥2 yen from the earlier projection. As a result of these revisions, cash dividends for the year, ending March 31, 2008, will be ¥40 per share, an increase of ¥9 from the previous fiscal year.

	Cash dividends per share
Record date	Interim	Year-end	Total
Earlier projection (announced on April 26,2007)	¥18.0	¥18.0	¥36.0
Current projection	—	¥20.0	¥40.0
Results for FY ending March 31, 2008	¥20.0	—	—
Results for FY ended March 31, 2007	¥13.0	¥18.0	¥31.0

(end)

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